UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Fidelis Insurance Holdings Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3398L118

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3398L118	Schedule 13G

1	Names of Reporting Person CVC Falcon Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,782,348
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,782,348

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,782,348
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.6%
12	Type of Reporting Person CO

CUSIP No. G3398L118	Schedule 13G

1	Names of Reporting Person CVC Capital Partners VI Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,782,348
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,782,348

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,782,348
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.6%
12	Type of Reporting Person CO

ITEM 1.	(a) Name of Issuer:

Fidelis Insurance Holdings Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

90 Pitts Bay Road

Wellesley House South

Pembroke, Bermuda, HM08

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	CVC Falcon Holdings Limited

2.	CVC Capital Partners VI Limited

The Reporting Persons have previously entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 27 Esplanade, St Helier, Jersey JE1 1SG, Channel Islands.

(c)	Citizenship of each Reporting Person is:

The Reporting Persons are organized under the laws of Jersey.

(d)	Title of Class of Securities:

Common Shares, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number:

G3398L118

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a)	Amount beneficially owned:

Calculations of the percentage of shares of Common Stock beneficially owned assumes 116,006,345 shares of Common Stock outstanding as of June 30, 2024, as reported by the Issuer in Exhibit 99.2 to its Form 6-K filed with the Securities and Exchange Commission on August 14, 2024. Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Stock listed on such Reporting Person’s cover page.

As of September 30, 2024, CVC Falcon Holdings Limited directly held 15,782,348 shares of Common Stock of the Issuer.

(b)	Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

CVC Falcon Holdings Limited is wholly owned by certain investment funds managed by CVC Capital Partners VI Limited. As a result, CVC Capital Partners VI Limited may be deemed to beneficially own the securities directly held by CVC Falcon Holdings Limited. CVC Capital Partners VI Limited is managed by a four member board of directors that exercises voting and investment authority with respect to the Common Stock. The approval of a majority of such directors is required to make any investment or voting decision with regard to the Common Stock.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that CVC Capital Partners VI Limited is the beneficial owner of Common Stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and CVC Capital Partners VI Limited expressly disclaims beneficial ownership of such shares of Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

CVC Falcon Holdings Limited

By:	/s/ Jean-Claude Bonfrer
Name: Jean-Claude Bonfrer
Title: Director

CVC Capital Partners VI Limited

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director